UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Hostess Brands, Inc.

(Name of Subject Company)

SSF Holdings, Inc.

(Offeror)

The J. M. Smucker Company

(Parent of Offeror) (Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 44109J 10 6

(CUSIP Number of Class of Securities)

Jeannette Knudsen, Esq.

Chief Legal Officer and Secretary,

One Strawberry Lane

Orrville, Ohio 44667-0280

(330) 682-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Steven A. Rosenblum, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street New York,

New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023 (together with any amendments and supplements thereto, the “Schedule TO”), by The J. M. Smucker Company, an Ohio corporation (“Smucker”), and SSF Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of Smucker (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Class A common stock of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), par value $0.0001 per share (“Hostess Brands common stock”, and such shares of Hostess Brands common stock, “Hostess Brands shares”), validly tendered and not validly withdrawn in the offer: $30.00 in cash and 0.03002 Smucker common shares, no par value (which we refer to as “Smucker common shares”), together with cash in lieu of any fractional Smucker common shares, in each case without interest and less applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated October 10, 2023 (together with any amendments or supplements thereto, the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Smucker has filed with the SEC a Registration Statement on Form S-4 dated October 10, 2023 (the “Registration Statement”), Amendment No. 1 to the Registration Statement on Form S-4 dated October 24, 2023, and Amendment No. 2 to the Registration Statement on Form S-4 dated October 27, 2023 relating to the offer and sale of Smucker common shares to be issued to holders of Hostess Brands common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Smucker or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 10, 2023, by and among Smucker, the Offeror and Hostess Brands (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11, to the extent Items 1 through 9 and Item 11 incorporate by reference information contained in the Prospectus/Offer to Exchange, are hereby amended and supplemented by adding the following information:

“The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on November 6, 2023, is being extended in accordance with the merger agreement to 12:00 p.m., Eastern Time, on November 7, 2023, unless further extended in accordance with the merger agreement. The Offeror was advised by the depositary and exchange agent for the Offer that as of one minute after 11:59 p.m., Eastern Time, on November 6, 2023, a total of 65,930,147 Hostess Brands shares were validly tendered and not validly withdrawn in the Offer, representing approximately 49.60% of the aggregate voting power of the Hostess Brands shares outstanding, and an additional 25,437,766 Hostess Brands shares were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 19.14% of the aggregate voting power of the Hostess Brands shares outstanding.”

On November 7, 2023, Smucker issued a press release announcing the extension of the Offer. A copy of the press release is attached as Exhibit (a)(5)(K) hereto and incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press release issued by The J. M. Smucker Company, dated November 7, 2023.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

SSF HOLDINGS, INC.

By:	/s/ Jeannette L. Knudsen
Name:	Jeannette L. Knudsen
Title:	Chief Legal Officer and Secretary

THE J. M. SMUCKER COMPANY

By:	/s/ Mark T. Smucker
Name:	Mark T. Smucker
Title:	Chair of the Board, President and Chief Executive Officer